Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

To: Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on March 31, 2015 and, as such votes were conducted by ballot, the number and percentage of votes cast for, against/withheld or abstentions from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Proxy Circular which was mailed to shareholders prior to the Annual Meeting and is available at www.bmo.com/investorrelations.

The Board of Directors and management of the Bank recommended that shareholders vote FOR the election as director of each of the 13 nominees listed in the Management Proxy Circular, FOR the appointment of KPMG LLP as Auditors of the Bank, FOR the advisory resolution on the Bank’s approach to executive compensation and AGAINST Shareholder Proposals 1 through 3.

1. Election of Directors

A ballot was conducted to vote on each resolution to appoint each of the following 13 nominees as a Director of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their resignation or their successor is elected or appointed, and the outcome was as follows:

Nominee	Votes For		Votes Withheld
Janice M. Babiak	252,282,606	99.50%	1,257,830	0.50%
Sophie Brochu	251,683,665	99.27%	1,857,105	0.73%
George A. Cope	251,390,840	99.15%	2,148,825	0.85%
William A. Downe	251,936,826	99.38%	1,583,945	0.62%
Christine A. Edwards	252,389,215	99.55%	1,151,310	0.45%
Martin S. Eichenbaum	252,047,829	99.42%	1,472,695	0.58%
Ronald H. Farmer	251,968,359	99.39%	1,552,364	0.61%
Eric R. La Flèche	252,060,691	99.42%	1,460,080	0.58%
Lorraine Mitchelmore	252,169,709	99.47%	1,351,062	0.53%
Philip S. Orsino	251,118,610	99.05%	2,400,764	0.95%
Martha C. Piper	251,922,530	99.37%	1,588,836	0.63%
J. Robert S. Prichard	251,303,674	99.13%	2,216,374	0.87%
Don M. Wilson III	252,194,111	99.48%	1,321,582	0.52%

2. Appointment of Shareholders’ Auditors

A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2015 fiscal year and the outcome was as follows:

Votes For		Votes Withheld
265,278,192	97.86%	5,810,700	2.14%

3. Advisory Resolution on Executive Compensation

A ballot was conducted to vote on the advisory resolution on the Bank’s approach to executive compensation as outlined in the Management Proxy Circular and the outcome was as follows:

Votes For		Votes Against
234,190,985	92.37%	19,344,679	7.63%

4. Shareholder Proposal No. 1

A ballot was conducted to vote on a shareholder proposal regarding “Report on Compensation” and the outcome was as follows:

Votes For		Votes Against		Abstentions
7,954,892	3.17%	242,884,437	96.83%	2,687,492

5. Shareholder Proposal No. 2

A ballot was conducted to vote on a shareholder proposal regarding “Stock Options” and the outcome was as follows:

Votes For		Votes Against		Abstentions
13,391,981	5.34%	237,318,145	94.66%	2,820,826

6. Shareholder Proposal No. 3

A ballot was conducted to vote on a shareholder proposal regarding “Business Practices related to Credit Cards and Corporate Responsibility” and the outcome was as follows:

Votes For		Votes Against		Abstentions
7,807,367	3.11%	243,007,529	96.89%	2,717,849

Dated this 31st day of March, 2015.

Bank of Montreal

By:	/s/ Barbara M. Muir
Barbara M. Muir
Corporate Secretary